EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Year Ended December 31,
(in millions)	2013	2012(1)	2011(1)	2010(1)	2009(1)
Fixed Charges:
Interest expense	$406	$430	$478	$592	$527
Capitalized interest	4	13	13	5	8
Portion of rental expense which represents interest factor	251	215	227	211	89
Total Fixed Charges	$661	$658	$718	$808	$624

Earnings Available for Fixed Charges:
Pre-tax income	$1,312	$1,332	$1,535	$793	$616
Distributed equity income of affiliated companies	77	62	63	41	16
Add: Fixed charges	661	658	718	808	624
Less: Capitalized interest	(4)	(13)	(13)	(5)	(8)
Less: Net income-noncontrolling interests	(20)	(28)	(33)	(31)	(31)
Total Earnings Available for Fixed Charges	$2,026	$2,011	$2,270	$1,606	$1,217

Ratio of Earnings to Fixed Charges	3.07	3.06	3.16	1.99	1.95

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Fixed Charges:
Interest expense	$406	$430	$478	$592	$527
Capitalized interest	4	13	13	5	8
Portion of rental expense which represents interest factor	251	215	227	211	89
Total Fixed Charges before preferred stock dividends pre-tax income requirements	661	658	718	808	624
Preferred stock dividends pre-tax income requirements	39	39	39	35	—
Total Combined Fixed Charges and Preferred Stock Dividends	$700	$697	$757	$843	$624

Earnings Available for Fixed Charges:
Pre-tax income	$1,312	$1,332	$1,535	$793	$616
Distributed equity income of affiliated companies	77	62	63	41	16
Add: Fixed charges before preferred stock dividends	661	658	718	808	624
Less: Capitalized interest	(4)	(13)	(13)	(5)	(8)
Less: Net income-noncontrolling interests	(20)	(28)	(33)	(31)	(31)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$2,026	$2,011	$2,270	$1,606	$1,217

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.89	2.89	3.00	1.91	1.95

(1)
The ratios for the years ended December 31, 2009 through December 31, 2012 have been restated to reflect the disposal of the North American and Western European Paper businesses, which we began to report as Discontinued Operations in 2013. Refer to Note 5 - Acquisitions and Divestitures in the Consolidated Financial Statements for additional information regarding Discontinued Operations.